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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

       SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                           JEFFERSON SMURFIT GROUP PLC
                            (Name of Subject Company)

                           JEFFERSON SMURFIT GROUP PLC
                        (Name of Person Filing Statement)

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                 ORDINARY SHARES, (EURO).30 PAR VALUE PER SHARE
                         (Title of Class of Securities)

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                                   47508W 10 7
                      (CUSIP Number of Class of Securities)

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                                MICHAEL O'RIORDAN
                                 GROUP SECRETARY
                           JEFFERSON SMURFIT GROUP PLC
                             BEECH HILL, CLONSKEAGH,
                                DUBLIN 4, IRELAND
                               011-353-1-202-7000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                    Copy to:

                            STEVEN A ROSENBLUM, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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|X|  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


      Attached is a copy of a letter to shareholders of Jefferson Smurfit Group plc ("JSG") accompanying an Offer Announcement issued on June 17, 2002 by MDCP Acquisitions I, an affiliate of Madison Dearborn Capital Partners IV, L.P., relating to an offer by MDCP Acquisitions for the entire issued and to be issued share capital (including American Depositary Shares) of JSG. Both the Offer Announcement and the cover letter will be mailed to JSG shareholders on or about June 19, 2002. A copy of the Offer Announcement has previously been filed with the Securities and Exchange Commission.

19 June 2002


Dear Shareholder,

On 2 May 2002 Jefferson Smurfit Group plc ("JSG") announced that it had received an approach from a third party, which might or might not lead to an offer being made for part or all of JSG. A copy of this announcement was posted to you on 7 May 2002. On 10 May 2002, JSG confirmed that Madison Dearborn Partners, Inc. ("MDP") had made the approach.

You will find enclosed a copy of an announcement by JSG and MDCP Acquisitions I, an affiliate of MDP, dated 17 June 2002. MDCP Acquisitions I has proposed that MDCP Acquisitions I acquire JSG, excluding its interest in Smurfit-Stone Container Corporation ("SSCC") ("the Offer") and that JSG spin-off its shares in SSCC to JSG Shareholders (the "Spin-Off"). The making of the Offer was subject to a precondition that was subsequently satisfied and MDCP Acquisitions I has confirmed its firm intention to make the Offer.

Under the proposal, certain of the JSG management team will participate alongside MDP in the equity of MDCP Acquisitions I (the "Management Participation"). Details of these arrangements are contained on page 11 of the announcement. The Spin-Off and the Management Participation are subject to the approval of JSG Shareholders at an extraordinary general meeting, which will be convened in due course.

The Independent Directors of JSG are unanimously recommending shareholders to accept the Offer and vote in favour of the resolutions to approve the Spin-Off and the Management Participation. Your attention is drawn to pages 6 to 9 of the announcement which sets out the background to and reasons for recommending the Offer.


Yours sincerely



Martin Rafferty,
Senior Independent Director.



THIS LETTER AND THE ENCLOSED ANNOUNCEMENT ARE SENT TO YOU FOR INFORMATION PURPOSES ONLY. MDCP Acquisitions I will issue an offer document to shareholders in the coming weeks which will set out in full details of the Offer, including the action to be taken to accept it (the "Offer Document"). You will also receive a Circular from JSG which will convene an Extraordinary General Meeting where you will be asked to vote on resolutions to approve the Spin-Off and the Management Participation. These are important documents which should be read carefully on receipt. For your convenience the Company's website will indicate when the documents have been posted.

MDCP Acquisitions I will be filing a Tender Offer Statement containing the Offer Document and other related documentation and JSG will be filing a statement on
Schedule 14D-9 with the SEC on the date the Offer Document is posted to JSG Shareholders. SSCC will be filing a Registration Statement insofar as it relates to the Spin-Off. Free copies of these documents will be available no later than the date the Offer Document is posted to JSG Shareholders on the SEC's website at www.sec.gov. The Offer Document and Form of Acceptance accompanying the Offer Document and the prospectus contained in the Registration Statement will be made available to all JSG shareholders at no charge to them. JSG Shareholders are advised to read the Offer Document and the accompanying Form of Acceptance as well as the prospectus and the Schedule 14D-9, when they are sent to them because they will contain important information.

The Directors of JSG accept responsibility for the information contained in this letter, other than the information relating to the recommendation of the Independent Directors, for which the Independent Directors are solely responsible. The Independent Directors accept responsibility for the information relating to their recommendation contained in this letter. To the best of the knowledge and belief of the directors or JSG and the Independent Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this letter for which they have respectively accepted responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.